PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. Announces Order of Additional Ten New Airbus A330-200 Aircraft

Amsterdam, The Netherlands; May 14, 2007 — AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced an agreement with Airbus to increase the order of AirbusA330-200 aircraft placed in December 2006 from 20 to 30 aircraft.

The agreement will bring AerCap’s total order book of brand new aircraft to 107.

Klaus Heinemann, Chief Executive Officer of AerCap, commented: “Since AerCap ordered 20 new Airbus aircraft in December, we have already lined up customers for 13 out of the 20 aircraft, in only four months. The order for an additional 10 aircraft will help us to further expand our portfolio in the attractive market for modern, smaller widebody aircraft, and to meet the demands of our global customer base.”

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap has a fleet of over 300 aircraft owned, managed, contracted or on order and a diversified commercial engine portfolio. AerCap is headquartered in The Netherlands and has offices in Ireland and the United States.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck	Peter Wortel
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com

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